Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Disposal of shares by a Director

The Company was notified on 25 March 2008 that on 25 March 2008, Ken Hanna disposed of 30,827 ordinary shares in the capital of the Company at a price of £5.77 per share following the vesting of shares awarded under the Company’s International Share Award Plan 2002.

Following this disposal, Ken Hanna now has an interest in 596,873 shares (which includes a restricted share award). He also has a conditional interest in a further 527,352 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

Acquisition of shares by a Person Discharging Managerial Responsibility

The Company was notified on 25 March 2008 that on 20 March 2008, Rajiv Wahi acquired 38,813 ordinary shares in the capital of the Company as a result of the maturity of an award made under the 2005-2007 cycle of the Company’s Long Term Incentive Plan. These shares were acquired for nil consideration.

Both transactions were carried out in London.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills
Director of Group Secretariat
Tel: 020 7830 5176

26 March 2008